WILDER RICHMAN HISTORIC CORPORATION

                                                                                340 Pemberwick Road
                                                                                Greenwich, CT 06831-4240
                                                                                TEL: (203) 869-0900, Ext. 310
                                                                                FAX: (203) 869-1034

                                July 11, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 Fifth Street, N.W.
Washington D.C. 20549
Attention: Elaine Wolff
        Branch Chief

Re: Wilder Richman Historic Properties II, L.P.
Preliminary Proxy Statement on Schedule 14A
Filed June 23, 2006
File No. 0-17793

Dear Ms. Wolff:

We acknowledge receipt of the staff’s comment letter dated as of July 5, 2006 in connection with the above-referenced filing on behalf of Wilder Richman Historic Properties II, L.P. (the “Partnership”). For ease of reference, the staff’s comment has been reproduced along with the Partnership’s response.

General

1.
We note that your proxy statement seeks a vote for the sale of Dixon Mills Apartments. We also note that this is your sole property. As such, please revise your proxy statement to provide a discussion of whether the partnership would seek to dissolve following the proposed sale of the Dixon Mill Apartments. If so, please tell us whether you will obtain additional consent for the dissolution. We may have further comments.

Securites and ExchangeCommission
July 11, 2006

Pursuant to the limited partnership agreement of the Partnership, the Partnership will dissolve upon the occurrence of certain events, including the disposition of substantially all of the Partnership’s assets.

We have revised the disclosure to inform unit holders that, upon the completion of the proposed sale, the distribution of the Partnership’s assets, and the filing of a certificate of cancellation with the office of the Secretary of State of the State of Delaware, the Partnership will dissolve and will be terminated.

If you have any questions or comments regarding the responses set forth herein, please do not hesitate to call me at (203) 869-0900, Ext. 310.

Very truly yours,

/s/ Gina K. Dodge
Gina K. Dodge
Secretary
Wilder Richman Historic Corporation

ACKNOWLEDGEMENT

Reference is made to the filing with the Securities and Exchange Commission (the “Commission”) by Wilder Richman Historic Properties II, L.P. (the “Partnership”) of a Schedule 14A, filed on June 23, 2006, File No. 0-17793. In this connection, the undersigned hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 11, 2006

WILDER RICHMAN HISTORIC PROPERTIES II, L.P.
By: Wilder Richman Resources Corporation, its general partner

By: /s/ Gina K. Dodge
Name: Gina K. Dodge
Title: Secretary